FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1      FRN Variable Rate Fix announcement released on 26 August 2003
No. 2      FRN Variable Rate Fix announcement released on 26 August 2003
No. 3      Director Shareholding announcement released on 29 August 2003
No. 4      Employee Share Option Scheme announcement released on 29 August 2003
No. 5      FRN Variable Rate Fix announcement released on 01 September 2003
No. 6      Doc re. Pricing Supplement announcement released on 01 September 2003

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 3,150,000.00
    MATURING: 26-Nov-2003
    ISSUE DATE: 26-Nov-1999
    ISIN: XS0104775225

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 26-Aug-2003 TO 26-Nov-2003 HAS BEEN FIXED AT 3.577500 PCT.

INTEREST PAYABLE VALUE 26-Nov-2003 WILL AMOUNT TO GBP 90.17 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 400,000,000.00
    MATURING: 28-Feb-2006
    ISSUE DATE: 28-Feb-2001
    ISIN: XS0125090810

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 28-Aug-2003 TO 28-Nov-2003 HAS BEEN FIXED AT 1.290000 PCT.

INTEREST PAYABLE VALUE 28-Nov-2003 WILL AMOUNT TO USD 32.97 PER USD 10,000.00 DENOMINATION. USD 329.67 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3


                               Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 28 August 2003 of 50,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.95 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,441,475 Ordinary 25p Shares, representing 1.30% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No. 4

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 29 August 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,437,975 Shares representing 1.30% of the Company's issued share capital.

Document No. 5

RE: NORTHERN ROCK BUILDING SOCIETY
GBP 703,000.00
MATURING: 29-Aug-2008
ISSUE DATE: 27-Jun-2003
ISIN: XS0171562332

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 29-Aug-2003 TO 28-Nov-2003 HAS BEEN FIXED AT 3.691880 PCT.

INTEREST PAYABLE VALUE 28-Nov-2003 WILL AMOUNT TO GBP 9.20 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 6

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     274
Description:                      GBP1,193,000
Currency/ Principal Amount:       Pound Sterling
Issue Price:                      100 per cent
Specified Denomination            GBP 1,000
Issue Date:                       29 August 2003
Maturity Date:                    15 September 2008
ISIN:                             XSO175157485

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                      Northern Rock plc
                                      (Registrant)


Date: 1 September 2003                 By:____J Shipley_____

                                       Name:       J Shipley
                                       Title:      Assistant Company Secretary